

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Bryan Hackworth
Chief Financial Officer
Universal Electronics Inc.
15147 N. Scottsdale Road, Suite H300
Scottsdale, Arizona 85254-2494

      Re: Universal Electronics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed March 5, 2021
           File No. 000-21044

Dear Mr. Hackworth:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing